[Kaye Scholer Letterhead]

July 15, 2010

Via EDGAR and By Hand

Pamela Long

Division of Corporate Finance

United Stated Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	TMS International Corp.
Registration Statement on Form S-1
File No.: 333-166807

Dear Ms. Long:

TMS International Corp. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”) via EDGAR Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (File No. 333-166807) (the “Registration Statement”). This letter, together with Amendment No. 2, sets forth the Company’s responses to the comments contained in your letter dated July 6, 2010 (the “Comment Letter”) relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure.

Four clean copies of Amendment No. 2, and four copies that are marked to show changes from Amendment No. 1 to the Registration Statement, are enclosed for your convenience. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 2.

Ms. Pamela Long	- 2 -	July 15, 2010

Industry, Market and Geographical Data, page ii

1. We note your response to comment seven in our letter dated June 9, 2010. Please identify in the filing the reports and/or publications that are available only on a subscription basis or for a fee.

The Company has revised the disclosure to include in the Registration Statement the sources that are available only on a subscription or fee basis (see pages 103 and 104).

2. We note your response to comment eight in our letter dated June 9, 2010. Please include in the filing a brief description of the sources cited.

The Company has revised the disclosure to include in the Registration Statement a brief description of each of the sources cited (see pages 103 and 104).

The Offering, page 8

3. We note your revised disclosure in response to comment 11 in our letter dated June 9, 2010. It does not appear, however, that you have discussed the purpose and impact of the Class B shares and the share recapitalization. Please revise your disclosure accordingly.

The Company has further revised the Registration Statement to discuss the purpose and impact of the Class B shares and the share recapitalization (see pages 9 and 10).

Risk Factors, page 15

Risks Relating to the Offering and Ownership of Our Class A Common Stock, page 29

Because of our board of directors is not required to consist of a majority of independent directors, you will not have the same protections......page 34

4. We note your revised disclosure in response to comment 21 in our letter dated June 9, 2010. Please revise the heading as well as the text of this risk factor to indicate that because of its ownership position and board representation, Onex “will” have a controlling influence over the board.

The Company has revised the heading and text of the risk factor to indicate that Onex will have a controlling influence over the board (see page 35).

Application of Critical Accounting Policies, page 54

Ms. Pamela Long	- 3 -	July 15, 2010

5. Please expand your discussion of goodwill to describe how you combine or consider the results of your income and market approaches to arrive at your estimate of fair value for the annual and interim goodwill impairment tests. For example, disclose whether you average or otherwise mathematically combine the results of the two tests to arrive at your fair value estimate, or whether you take the lower result of the two tests, etc.

The Company has expanded the discussion of goodwill to describe how it considers the results of the income and market approaches to arrive at an estimate of fair value for the annual and interim goodwill impairment tests (see pages 57 and F-24).

Liquidity and Capital Resources, page 70

6. We note your response to comment 24 in our letter dated June 9, 2010. Please quantify, to the extent possible, “near term”.

The Company has revised the Registration Statement to quantify the meaning of “near term” (see page 72).

Business, page 81

Customers, page 88

7. We note your response to comment 31 in our letter dated June 9, 2010. Consider that:

•	for fiscal year ended March 31, 2010 US Steel accounted for 29% of your Revenue After Material Costs; and

•

the USS Contracts are governed under three master agreements which “define the parties’ overall relationship”, we disagree with your conclusion that the company is not substantially dependent on any USS Contracts, individually or in the aggregate. In addition, your statement that even taken together, “the numerous contracts governing the relationship with US Steels’ affiliates and locations would not constitute the major part of the registrant’s products and services (emphasis added)” at the end of paragraph (c) of your response, appears conclusory and invokes and unquantifiable standard not responsive to the requirements of Item 601(b)(10)(ii)(B) of Regulations S-K. Please file the master agreements as exhibits to the registration statement and revise your disclosure to include a summary of your response related to the contractual arrangements with US Steel.

As we discussed with the Staff, we note the following:

Ms. Pamela Long	- 4 -	July 15, 2010

The Company’s business with United States Steel Corporation (“US Steel”) is conducted pursuant to 25 separate scopes of work, scrap management agreements, scrap sales agreements or stand-alone agreements, consisting of:

•	16 scopes of work, scrap management agreements or scrap sales agreements in the United States;

•	five scopes of work and scrap management agreements in Canada;

•	two stand-alone agreements in Serbia; and

•	two stand-alone agreements in Slovakia.

Nearly all key business terms between US Steel and the Company, such as pricing, description of services to be provided and quality of services, are included in the various scopes of work, scrap management agreements and scrap sale agreements, as applicable. In the United States and Canada, each scope of work and scrap management or scrap sale agreement addresses a service or services at a single site, except in the case of procurement and optimization services, which have one scope of work covering various sites in the United States and one scope of work covering various sites in Canada. For administrative and drafting convenience, beginning in 2004, the 16 scopes of work, scrap management agreements and scrap sales agreements in the United States were organized under two master agreements: one relating to the 10 scopes of work and scrap management and scrap sales agreements entered into for scrap management, procurement, optimization and related services at six customer sites in the United States and the other relating to the six scopes of work entered into for metal recovery, slag processing, slab hauling, scarfing and related services at three customer sites in the United States. These two master agreements were entered into at different times (2004 and 2005, respectively) and each incorporates the same set of US Steel’s standard terms and conditions generally applicable to outsourced service providers, revised to reflect a handful of agreed upon changes with the Company. The scopes of work and scrap management agreements entered into for Canadian customer sites are organized under a master agreement incorporating substantially similar standard terms and conditions. Each time a new site or service is added or amended with US Steel in the United States or Canada, the parties negotiate and enter into a new scope of work or scrap management agreement. The respective new scope of work or scrap management agreement includes the relevant pricing, service requirements and other business terms for that new site or service. The individual scopes of work and scrap management agreements are frequently amended to address changes in pricing and service description, among other things.

No single scope of work, scrap management agreement, scrap sales agreement or stand-alone agreement accounted for as much as 10% of Total Revenue or Revenue After Raw Materials Cost for the fiscal year ended December 31, 2009. If aggregated by master agreement, during the year ended December 31, 2009, the 10 scopes of work and scrap management agreements entered into under the master agreement related to scrap management, procurement, optimization and related services in the United States generated Total Revenue of 16% and Revenue After

Ms. Pamela Long	- 5 -	July 15, 2010

Raw Materials Cost of slightly more than 11%. During the same period, the six scopes of work organized under the master agreement related to metal recovery, slag processing, slab hauling, scarfing and related services in the United States generated slightly more than 4% of Total Revenue and Revenue After Raw Materials Cost of less than 15%. The scopes of work and scrap management agreements in Canada, Serbia and Slovakia each account for approximately 1% (or less) of Total Revenue and Revenue After Raw Materials Cost.

Item 601(b)(10)(ii)(B) of Regulation S-K provides that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed” unless it is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of the registrant’s products or services”. While other items of Regulation S-K require disclosure based on the materiality of a particular customer and incorporate quantitative tests (e.g., Item 101(c)(vii) of Regulation S-K requires disclosure with respect to customers having 10 percent of more of consolidated revenues and the loss of such customer would have a material adverse effect), Item 601(b)(10)(ii)(B) requires a contract-by-contract analysis to determine whether the Company is substantially dependent on any individual contract. The Company has carefully reviewed each of its contracts with US Steel and its dependence on each, and has concluded that it is not substantially dependent on any single scope of work, scrap management agreement, scrap sales agreement, or stand-alone agreement and that, further, it is not substantially dependent on any master agreement.

The Company has revised the Registration Statement to include additional detail of its various contracts and arrangements with US Steel (see page 92).

Compensation Discussion and Analysis, page 107

Bonus, page 111

8. We note your response and revised disclosure in response to comment 36 in our letter dated June 9, 2010. While the bonus allocation appears to be based upon the “subjective evaluation” of each NEO’s performance, in the last paragraph of page 111 you continue to disclose that in determining the individual award amounts the committee assessed the “respective contributions” of each NEO. As such, your disclosure should identify the specific contributions made by each NEO and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subject or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.

The Company has revised the disclosure to clarify the context of the subjective evaluation of the NEOs and to delete the reference to “respective contributions” so as to clarify the process that was undertaken with respect to the 2009 bonuses for our NEOs (see page 114).

Ms. Pamela Long	- 6 -	July 15, 2010

9. Please clarify whether the metrics described in this section were pre-established goals necessary for the creation of the bonus pool.

The Company has revised the Registration Statement to clarify that metrics were pre-established (see page 114).

* * *

Please contact the undersigned at (212) 836-8032, or Joel I. Greenberg, Esq. at (212) 836-8201, with any questions or comments you may have regarding the Registration Statement.

Sincerely,

/s/ Derek Stoldt

Derek Stoldt

cc:	Joseph Curtin
Daniel Rosati
Leon Z. Heller, Esq.
Thomas E. Lippard, Esq.
Daniel Bursky, Esq.
Andrew Barkan, Esq.
Joel I. Greenberg, Esq.